EXHIBIT 99.1

GLG Life Tech Corporation Announces 2011 Annual Agriculture Program Progress and Next Generation Seeds

VANCOUVER, British Columbia, Oct. 24, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all-natural and zero-calorie food and beverage products, announces the results of its 2011 Agriculture R&D Program.

The Company is pleased to announce that it has successfully reached another milestone in its stevia seed propagation program and that the Company's Huinong Three ("H3") proprietary stevia varietal propagation is on schedule. We can now confirm that H3 will be available for planting in the 2012 growing season. These new seeds provide GLG with a significant cost reduction in its production of high-purity stevia extracts. This is due to both the very high levels of rebaudioside A ("RA") naturally found in these plants and the higher leaf yields produced from the larger H3 plants. The H3 plants have approximately 76% RA in the plant leaf, which is 26% higher than the first generation (H1) seeds. In addition, the H3 plants will generate 46% more leaf per acre than the earlier H1 plants. RA is the sweetest component of the stevia plant and the primary glycoside used to meet the market demand for stevia sweeteners.

GLG is also announcing its next generation plant varietals. The Huinong Four ("H4") is on track to be commercially available for distribution to its contract farmers for the 2012 stevia growing season. The H4 proprietary strain results show a 16% increase in leaf yield over the H3 plants, while maintaining a similar 76% RA content. This will result in further reductions to overall production costs. The H4 seeds will play an important role, as parents, in the advancement of the Company's next generation of seeds – the H6 strain.

The GLG Agricultural R&D team has also developed a new Huinong Five ("H5") plant strain this year, which has a seed capable of producing a high amount of stevioside (STV). The H5 plant strain's STV content of approximately 70% makes it the highest STV seed available in the world today, with a leaf yield between the H2 and H3 strains. H5 will help GLG further reduce its production costs of its BlendSure™ line of products, which has already received its GRAS certification and a Letter of No Objection from the FDA earlier this year.

GLG Chief Agricultural Scientist Mr. Qibin Wang stated, "I am very pleased with the recent developments of our agricultural R&D program. Under Dr. Luke Zhang's leadership, we have progressively achieved several very significant milestones, with H4 and H5 following on the heels of the H1, H2 and H3 proprietary stevia plant varietals. We will continue to innovate agriculturally and to develop non-GMO, high yielding stevia strains that are natural, sustainable, and provide value for our future growth."

GLG Chairman and CEO Dr. Luke Zhang commented, "GLG remains in the forefront of the stevia industry with these important agricultural achievements. Advancements such as these underline the importance of our vertical integration from seed to shelf and our control over the stevia supply chain. Leaf costs account for approximately 65% of the cost to produce high purity stevia extracts so our agriculture advances have the most significant impact on reducing our product costs. We expect that global stevia demand will continue to increase in the future as the cost of stevia extracts decreases, and flavor and aftertaste challenges are overcome. GLG has all the tools to address taste and cost challenges that have impacted stevia's adoption in the past. We are confident that stevia demand from the global market will increase now that the aftertaste issue has been resolved by our recently established AN0C Stevia Solutions Company, comprised of stevia and Food & Beverage formulation specialists who work together and have a deep understanding in both stevia and product formulations. We expect to continue to lower our product costs through our dedicated agricultural R&D program. GLG is in the leading position to provide our customers both good-tasting stevia solutions and low cost stevia-based sweeteners."

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C™

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking statements" and "forward looking information" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks set forth under the heading "Risk Factors" in the Company's Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this press release might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

CONTACT: Sophia Luke, Vice President of Investor Relations
         Phone: +1 (604) 669-2602 ext 104
         Fax: +1 (604) 662-8858
         Email: ir@glglifetech.com